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                                                                    EXHIBIT 28.2

               ITEL COMPLETES SALE OF REMAINING RAILCAR INTERESTS

CHICAGO, July 26, -- Itel Corporation (NYSE:ITL) today reported that the previously announced sale of the company's remaining railcar interests has been completed.

     On June 24, the company said it had reached an agreement to sell the interests for $35 million in cash and $169.5 million in notes.

     Itel Corporation, headquartered in Chicago, is involved primarily in providing wiring systems and products for data, voice, multimedia and energy networks through Anixter. Itel also owns 33 percent of ANTEC.